Filed Pursuant to Rule 433
Registration No. 333-135244
Final Term Sheet
August 2, 2006

Issuer:	Weatherford International Ltd. (Bloomberg Ticker: “WFT”)
Securities:	6.50% Senior Notes due 2036, guaranteed by Weatherford International, Inc.
Aggregate Principal Amount Offered:	US$600,000,000
Ratings:	Baa1/BBB+
Format:	SEC registered (global) (No. 333-135244)
CUSIP No.	947075 AB 3
Maturity:	August 1, 2036
Trade Date:	August 2, 2006
Expected Settlement:	August 7, 2006
Price To Public:	$595,704,000: 99.284% of principal amount
Yield:	6.555%
Spread:	+143 basis points over Benchmark Treasury
Benchmark Treasury Spot:	103-15
Benchmark Treasury:	5.375% due February 15, 2031
Coupon:	6.50% per year (payable semi-annually) from August 7, 2006 to but excluding August 1, 2036
Interest Payment Dates:	February 1 and August 1, beginning February 1, 2007
Make Whole Call At Any Time:	the greater of 100% of principal amount or discounted present value at Adjusted Treasury Rate +0.25%
Denominations:	$1,000 and multiples of $1,000
Books:	Banc of America Securities LLC, Morgan Stanley & Co. Incorporated, UBS Securities LLC
Co-Managers:	Merrill Lynch & Co. Simmons & Company International
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. Incorporated toll-free 1-866-718-1649.